Exhibit 12

MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)
(Dollars in millions)

	Six Months Ended Feb. 28, 2006	Year Ended Aug. 31,		Eight Months Ended Aug. 31, 2003	Year Ended Dec. 31,

		2005	2004		2002	2001	2000

EARNINGS:
Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change	$729	$261	$394	$(21)	$231	$485	$359
Add:
Fixed charges	77	136	112	71	105	147	272
Dividends from affiliated companies	—	—	—	—	1	1	1
Equity affiliate expense — net	15	31	36	26	43	41	34
Less:
Capitalized interest	(4)	(6)	(7)	(4)	(8)	(30)	(37)

Earnings available for fixed charges	$817	$422	$535	$72	$372	$644	$629

FIXED CHARGES:
Interest expense(2)	$65	$115	$91	$57	$81	$99	$214
Capitalized interest	4	6	7	4	8	30	37
Portion of rents representative of interest factor	8	15	14	10	16	18	21

Total Fixed Charges	$77	$136	$112	$71	$105	$147	$272

Ratio of Earnings to Fixed Charges	10.61	3.10	4.78	1.01	3.54	4.38	2.31

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.
(2)	Includes amortization of deferred debt issuance costs.